

Mail Stop 7010

January 30, 2007

By U.S. Mail and Facsimile

Mr. Jerry W. Fanska
Senior Vice President – Finance and Treasurer
Layne Christensen Company
1900 Shawnee Mission Parkway
Mission Woods, Kansas 66205

> **Re:** **Form 10-K for the Fiscal Year Ended January 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended April 30, 2006**
> **Form 10-Q for the Fiscal Quarter Ended July 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended October 31, 2006**
> **File No. 000-20578**

Dear Mr. Fanska:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2006

Note 1 – Summary of Significant Accounting Policies - Revenue Recognition, page 39

1. We note that you provide certain services and products whose revenue would not appear to be accounted for under either the percentage of completion method or the completed contract method. For example, we note from the description of your business and from your MD&A narrative that you provide services like pump repair and maintenance, the operation of water facilities under turnkey projects, and environmental assessment drilling; additionally, you appear to sell

water treatment products. Please supplementally provide us with a more detailed description of your revenue recognition policies that clearly addresses each type of service or product you provide and how you recognize the related revenues. Please refer to our guidance on service contracts and the use of SOP 81-1 in Section II(F)(2) of our Outline of Current Accounting and Disclosure Issues, available on our website at www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

Note 2 – Acquisitions, page 43

2.   Your backlog disclosure on page 7 states that "the substantial increase is primarily due to the acquisition of Reynolds, whose contracts are generally larger and of a longer duration than the Company has historically experienced." Based on this disclosure, it appears that you acquired a significant amount of backlog in the Reynolds acquisition. Please help us to understand why your purchase accounting does not reflect this backlog as an intangible asset separate from goodwill. Please refer to paragraphs A14, A19, and B172-B174 of SFAS 141, *Business Combinations*.

Item 9A – Controls and Procedures, page 60

3.   We note that your disclosure controls and procedures are "effective." However, your disclosure does not provide the full definition of "disclosure controls and procedures" as defined in Exchange Act Rule 13a-15(e). Please confirm to us that your disclosure controls and procedures are also effective with respect to controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In addition, please revise your future filings to state the full definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective. This comment also applies to your Form 10-Q for the interim periods ended April 30, 2006, July 31, 2006 and October 31, 2006.

Form 10-Q for the Fiscal Quarter Ended October 31, 2006

Note 10 – Operating Segments, page 15

4.   We note that on February 1, 2006 your geoconstruction division was reorganized under the water and wastewater infrastructure division. We also note your policy that "should an office's primary responsibility move from one division president to another, that office's results going forward would be classified between divisions at that time." Notwithstanding your policy, please tell us if

geoconstruction and water and waste water infrastructure are separate operating segments. Your response should include an analysis of the factors in paragraph 10 of SFAS 131, *Disclosures about Segments of an Enterprise and Related Information*, including identification of your chief operating decision maker (CODM) and a description of the reports used by your CODM to allocate resources and assess performance. If geoconstruction and water and waste water infrastructure are separate operating segments, please tell us how you concluded that it was appropriate to aggregate these two divisions into a single reporting segment using the guidance set forth in paragraph 17 of SFAS 131. If these are not separate operating segments, please help us to better understand how your CODM effectively manages two seemingly disparate lines of business without reviewing the results of each division separately.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Jennifer Thompson, Senior Staff Accountant, at (202) 551-3737 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief